Island Company Rum Inc. (the "Company") a Delaware

Corporation

Financial Statements

For the fiscal year ended December 31, 2025 and 2024

ISLAND COMPANY RUM INC

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Wells Fargo Operating (9472) - 1	17,485.27
Total Bank Accounts	**$17,485.27**
Accounts Receivable	
Accounts receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Inventory Asset	121,945.00
Payments to deposit	0.00
Prepaid expenses	2,000.00
Uncategorized Asset	-11,018.71
Total Other Current Assets	**$112,926.29**
Total Current Assets	**$130,411.56**
Fixed Assets	
2018 Jetta - Vehicle	22,320.86
Accumulated depreciation	-3,720.14
Total Fixed Assets	**$18,600.72**
Other Assets	
Patents, copyrights, & franchises	4,425.00
Total Other Assets	**$4,425.00**
TOTAL ASSETS	**$153,437.28**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Total Current Liabilities	**$0.00**
Total Liabilities	**$0.00**
Equity	
Hurworth House LLC	534,422.19
ICR, Ltd.	811,450.00
Opening balance equity	0.00
Partner's Equity	15,020.00
Reid Heidenry Investor	25,000.00
Retained Earnings	-840,040.66
Net Income	-392,414.25
Total Equity	**$153,437.28**
TOTAL LIABILITIES AND EQUITY	**$153,437.28**

Balance Sheet

ISLAND COMPANY RUM INC

As of Dec 31, 2025

	TOTAL
Assets	
Current Assets	
Bank Accounts	$8,881.35
Accounts Receivable	$0.00
Other Current Assets	$111,426.29
Total for Current Assets	**$120,307.64**
Fixed Assets	$18,600.72
Other Assets	$4,425.00
Total for Assets	**$143,333.36**
Liabilities and Equity	
Liabilities	$0.00
Equity	$143,333.36
Total for Liabilities and Equity	**$143,333.36**

ISLAND COMPANY RUM INC

Profit and Loss

January - December 2024

	TOTAL
Income	
E-Comm Sales	4,047.33
Rum Sales	14,613.46
Total Income	**$18,660.79**
Cost of Goods Sold	
Cost of goods sold	0.00
Supplies & materials - COGS	13,750.89
Total Cost of goods sold	**13,750.89**
Distribution	6,000.00
Transportation	1,114.18
Total Cost of Goods Sold	**$20,865.07**
GROSS PROFIT	**$ -2,204.28**
Expenses	
Advertising & marketing	36,228.12
Listing fees	243.79
Social media	6,874.11
Total Advertising & marketing	**43,346.02**
Business Consultant	0.00
Business licenses	20.00
Contract labor	100,402.18
Creative Services	137,713.16
General business expenses	
Bank fees & service charges	2,827.61
Memberships & subscriptions	900.00
Total General business expenses	**3,727.61**
Insurance	
Auto Insurance	4,106.00
Total Insurance	**4,106.00**
Legal & accounting services	9,219.50
Laura Anthony	10,560.00
Legal Fees	-15,875.00
Total Legal & accounting services	**3,904.50**
Meals	965.31
Meals with clients	2,775.77
Travel meals	63.69
Total Meals	**3,804.77**
Moving	750.00
Office expenses	256.80
Office supplies	4,681.99
Shipping & postage	6,148.25

ISLAND COMPANY RUM INC

Profit and Loss

January - December 2024

	TOTAL
Software & apps	6,246.03
Internet Website	1,399.00
Total Software & apps	**7,645.03**
Total Office expenses	**18,732.07**
Payroll expenses	
Payroll Fees	27,870.59
Total Payroll expenses	**27,870.59**
Rent	4,092.90
Research and Development	2,115.55
Rum Samples	402.67
Spencer Medical Expense	602.73
Subcontractor	6,388.02
Taxes paid	268.26
Payroll taxes	8,563.50
Total Taxes paid	**8,831.76**
Tips Expense	2,100.00
Travel	2,181.60
Airfare	25.00
Hotels	465.29
Taxis or shared rides	10.00
Total Travel	**2,681.89**
Utilities	192.74
Internet & TV services	2,728.12
Speakeasy Fees	2,972.04
Total Internet & TV services	**5,700.16**
Phone service	3,047.33
Total Utilities	**8,940.23**
Warehouse	9,129.12
Total Expenses	**$389,661.77**
NET OPERATING INCOME	**$ -391,866.05**
Other Expenses	
Vehicle expenses	63.41
Vehicle gas & fuel	385.75
Vehicle repairs	99.04
Total Vehicle expenses	**548.20**
Total Other Expenses	**$548.20**
NET OTHER INCOME	**$ -548.20**
NET INCOME	**$ -392,414.25**

Profit and Loss

ISLAND COMPANY RUM INC

January-December, 2025

	TOTAL
Income	
E-Comm Sales	1,228.11
Rum Sales	13,430.94
Total for Income	**$14,659.05**
Cost of Goods Sold	
Cost of goods sold	**$7,000.00**
Distribution	5,000.00
Total for Cost of Goods Sold	**$12,000.00**
Gross Profit	**$2,659.05**
Expenses	
Advertising & marketing	**$35,557.60**
Business licenses	1,124.75
Contract labor	42,627.65
Creative Services	96,138.91
FL Department of Revenue	354.40
General business expenses	**$7,353.39**
Insurance	**$2,887.07**
Legal & accounting services	**$34,497.50**
Meals	**$1,609.78**
Office expenses	**$15,506.54**
Payroll expenses	**$16,662.40**
Rent	4,122.51
Research and Development	8,000.00
Rum Samples	153.05
Spencer Medical Expense	515.00
Taxes paid	**$6,471.29**
Trademark Filing	250.00
Travel	**$3.00**
Utilities	**$5,455.50**
Warehouse	19,610.84
Total for Expenses	**$298,901.18**
Net Operating Income	**-$296,242.13**
Other Expenses	**$1,861.79**
Net Other Income	**-$1,861.79**
Net Income	**-$298,103.92**

ISLAND COMPANY RUM INC

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-392,414.25
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory Asset	-35,625.77
Prepaid expenses	28,511.06
Uncategorized Asset	18.71
Accounts Payable (A/P)	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-7,096.00**
Net cash provided by operating activities	**$ -399,510.25**
FINANCING ACTIVITIES	
Hurworth House LLC	369,500.00
ICR, Ltd.	25,000.00
Partner's Equity	15,020.00
Net cash provided by financing activities	**$409,520.00**
NET CASH INCREASE FOR PERIOD	**$10,009.75**
Cash at beginning of period	7,475.52
CASH AT END OF PERIOD	**$17,485.27**

Statement of Cash Flows

ISLAND COMPANY RUM INC

January-December, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-298,103.92
Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$1,000.00**
Net cash provided by operating activities	**-$299,103.92**
INVESTING ACTIVITIES	
FINANCING ACTIVITIES	**$290,500.00**
NET CASH INCREASE FOR PERIOD	**-$8,603.92**
Cash at beginning of period	**$17,485.27**
CASH AT END OF PERIOD	**$8,881.35**

Island Company Rum Inc.

Statement of Changes in Stockholders' Equity

For the years ended December 31, 2023, 2024 and 2025.
$USD

	Preferred Stock Shares	Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at December 31, 2022 (reconstructed)	1	-	10,640,000	106.40	476,265.79	(344,272.66)	132,099.53
Common stock issued in 2023	-	-	1,000,000	10.00	499,990.00	-	500,000.00
Net loss, 2023	-	-	-	-	-	(495,768.00)	(495,768.00)
Balance at December 31, 2023 (reconstructed)	1	-	11,640,000	116.40	976,255.79	(840,040.66)	136,331.53
Common stock issued / reflected in ClearTrust, 2024	-	-	690,000	6.90	344,993.10	-	345,000.00
Capital received in 2024 not yet reflected in ClearTrust at year-end	-	-	-	-	64,520.00	-	64,520.00
Net loss, 2024	-	-	-	-	-	(392,414.25)	(392,414.25)
Balance at December 31, 2024	1	-	12,330,000	123.30	1,385,768.89	(1,232,454.91)	153,437.28
Common stock issued / reflected in ClearTrust, 2025	-	-	356,894	3.57	178,443.43	-	178,447.00
Capital received in 2025 not yet reflected in ClearTrust at year-end	-	-	-	-	112,053.00	-	112,053.00
Other retained earnings adjustment reflected in 2025 books	-	-	-	-	-	(2,500.00)	(2,500.00)
Net loss, 2025	-	-	-	-	-	(298,103.92)	(298,103.92)
Balance at December 31, 2025	1	-	12,686,894	126.87	1,676,265.32	(1,533,058.83)	143,333.36

Note: The accompanying statement has been reconstructed using (i) ClearTrust year-end shareholder reports as the source of record for registered common shares outstanding, (ii) QuickBooks financial statements as the source of record for equity cash received and ending total equity, and (iii) management's representation that all capital raises in the periods shown were equity transactions at $0.50 per share. Amounts labeled "capital received not yet reflected in ClearTrust" represent equity funds recorded in the books that were not yet reflected in transfer-agent records as of the stated year-end.

Unaudited


Island Company Rum Inc.

Notes to the Financial Statements

For the years ended December 31st, 2024 and 2025.

$USD


1. ORGANIZATION AND PURPOSE

Island Company Rum Inc. (the "Company") was incorporated on January 9th 2019, under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.